June 29, 2007

Petie Parnell Maguire
President
Good Earth Land Sales Company
200 Central Avenue, Suite 2200
St. Petersburg, Florida 33701

Re: **Good Earth Land Sales Company**
        Amendment No. 3 to Form SB-2
        Filed on June 18, 2007
        File No. 333-139220

Dear Ms. Maguire:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Distribution, page 9

1. We note in your response to comment 4 that you believe that the selling stockholders meet the definition of "underwriter" in Section 2(11) of the Securities Act of 1933. However, please clarify why you believe they meet this definition. In this connection, we note your disclosure that as underwriters the selling securityholders must furnish brokers and dealers with copies of the prospectus. We note also that the selling shareholders may sell in privately negotiated transactions. Please revise to disclose that they will provide investors copies of the prospectus in privately negotiated transactions. Further, we note that the selling shareholders are comprised of over 50 non-sophisticated shareholders. Please tell us what steps you have taken to inform these investors that they are named as

statutory underwriters and what information you have given them regarding the consequences to them of the assumption of underwriter liability in connection with sales under this registration statement.

Exhibit 15

2.   Please include a consent to make reference to the use of the auditor's report dated April 22, 2007 for the period ending December 31, 2006 and 2005.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Yolanda Crittendon, Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

                                        Sincerely,

                                        Elaine Wolff
                                        Legal Branch Chief

cc: Diane Harrison, Esq.